# UNITED STATES OF AMERICA
# BEFORE THE
# SECURITIES AND EXCHANGE COMMISSION

April 12, 2023

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In the Matter of

**Clean Energy Technologies Inc.**
**2900 Redhill Ave.**
**Costa Mesa, CA 92626**

**ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED**

File No: 333-239859

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Clean Energy Technologies Inc. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Clean Energy Technologies Inc. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on April 12, 2023.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.


Anne Parker
Office Chief